Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4797

April 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:  Northwestern Mutual Series Fund, Inc. (“Registrant”)

   Registration Nos: 2-89971; 811-3990

   EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 21, 2025, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post- Effective Amendment No. 91 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Amendment No. 92 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes the offering documents for the Registrant’s currently effective 27 series (each, a “Portfolio” and together, the “Portfolios”).

The primary purpose of this filing is to respond to oral comments received on April 7, 2025 from Mr. Aaron Brodsky of the SEC staff (the “Staff”) on the Registration Statement.

The following paragraphs provide the Registrant’s response to comments received. Each comment has been repeated below in the order received, and the Registrant’s response follows. We hereby confirm that all changes discussed in this letter will be incorporated in the Registrant’s subsequent post-effective amendment filing under Rule 485(b) (the “485(b) filing”). We also confirm that if disclosure is revised in the 485(b) filing in response to a comment from the Staff, we will make corresponding changes to the disclosure in other applicable locations within the 485(b) filing.

1)	Comment: For each Portfolio, please provide a completed fee table and expense example for each Portfolio.

Response: The Registrant confirms that the completed fee table and expense example for each Portfolio will be delivered to the Staff via a separate communication.

2)	Comment: With respect to the Growth Stock Portfolio, and elsewhere as applicable, please add disclosure to describe how a third-party growth index is defined.

Response: The Registrant will revise the disclosure for the Growth Stock Portfolio as follows:

“Growth companies, as defined by the adviser, are those included in a third-party growth index. For this purpose, a third-party growth index is an index developed, calculated, and maintained by a third-party that measures the performance of growth stocks.”

The Registrant advises that the use of the term “third-party growth index” is also employed by the Mid Cap Growth Stock Portfolio, the Small Cap Growth Stock Portfolio, and the International Growth Portfolio. The Registrant will also revise the disclosure for each listed Portfolio to add the sentence indicated to describe how a “third-party growth index” is defined.

3)

Comment: With respect to the Growth Stock Portfolio, if the Portfolio is intending to track an index, please add disclosure indicating this and disclose if the Portfolio will attempt to replicate the index or use representative sampling.

Response: The Registrant confirms supplementally that the Portfolio does not intend to track an index.

4)

Comment: With respect to the Growth Stock Portfolio, the Staff notes that the disclosure in “Large Position Risk” states that the Portfolio “may hold and maintain large positions in a single or small number of securities.” Please explain supplementally (i) whether any such securities are foreign, and if so what information is publicly available and (ii) when the Portfolio holds such large positions, how the Portfolio expects its assets to be allocated.

Response: The Registrant notes that (i) the Portfolio currently does not hold any large positions in foreign securities, and (ii) the Portfolio’s assets are allocated in a manner that complies with its principal investment strategies as described in the Prospectus, its investment restrictions as disclosed in the Statement of Additional Information, and the requirements of the 1940 Act and rules thereunder.

5)

Comment: With respect to the Growth Stock Portfolio, and elsewhere as applicable, please add disclosure to the “Principal Investment Strategy” section to indicate the potential focus on a small number of securities.

Response: The Registrant will revise the disclosure as indicated below in the response to Comment #6. In addition, the Registrant confirms supplementally that the indicated disclosure will be added to the “Principal Investment Strategy” of each of the Large Cap Core Stock Portfolio and the Large Cap Blend Portfolio.

6)

Comment: With respect to the Growth Stock Portfolio, and elsewhere as applicable, the Staff notes that “Mid Cap Company Risk” is included as a Principal Risk of the Portfolio. Please add corresponding disclosure to the Principal Investment Strategy.

Response: The Registrant will revise the disclosure for the Growth Stock Portfolio as follows:

“The adviser generally selects “blue chip” growth companies, which are, in the adviser’s view, well established in their industries and have the potential for above-average earnings growth, for inclusion in the Portfolio. The investment approach reflects the adviser’s belief that solid company fundamentals (with an emphasis on the potential for strong growth in earnings per share or operating cash flow) combined with a positive outlook for a company’s industry will ultimately reward investors with strong investment performance. The Portfolio normally invests in stocks of large and mid capitalization companies. While the Portfolio does not seek to focus its investments in any particular sector, the Portfolio may at times have a relatively high percentage of its assets invested in a particular sector as a result of the adviser’s stock selection process. Further, the Portfolio may hold and maintain large positions in a single or small number of securities as a result of the adviser’s investment strategy.

The Registrant also confirms supplementally that it will add similar corresponding disclosure regarding mid-capitalization companies to the Principal Investment Strategy of Large Cap Blend Portfolio.

7)	Comment: With respect to the Focused Appreciation Portfolio, please disclose what the term “Focused” means in the context of the Principal Investment Strategy.

Response: The Registrant will revise the disclosure as follows:

“The adviser utilizes a “focused” investment strategy resulting in the Portfolio investing~~s~~ primarily in a core group of 30-40 securities.~~, but~~The Portfolio may at times exceed this range.

8)	Comment: With respect to the Large Cap Blend Portfolio, please disclose what the term “Blend” means in the context of the Principal Investment Strategy.

Response: The Registrant will revise the disclosure as follows:

“The Portfolio ~~focuses~~ invests in a “blend” of~~on those~~ equity securities of companies with growth and value characteristics that it considers attractively valued and seeks to ~~outperform~~ produce returns that exceed those of the benchmark through superior stock selection. ~~By emphasizing attractively valued equity securities, the Portfolio seeks to produce returns that exceed those of the benchmark~~.

9)	Comment: With respect to the Large Company Value Portfolio, and elsewhere as applicable, please disclose what “similar to” means with respect to the capitalization range identified.

Response: The Registrant will revise the disclosure for the Large Company Value Portfolio as follows:

“For purposes of the Portfolio, large-capitalization companies are those companies with market capitalizations within the capitalization range of ~~similar to companies in~~ the Russell 1000® Index.

The Registrant advises that the use of the phrase “similar to” to describe a capitalization range is also employed by the Mid Cap Growth Stock Portfolio, the Mid Cap Value Portfolio, and the Small Cap Growth Stock Portfolio. The Registrant will revise the disclosure of each such Portfolio as indicated above.

10)	Comment: With respect to the Large Company Value Portfolio, and elsewhere as applicable, please add disclosure to describe how a third-party value index is defined.

Response: The Registrant will revise the disclosure for the Large Company Value Portfolio as follows:

“Value companies, as defined by the adviser, are those included in a third-party value index or those that exhibit certain financial characteristics (e.g., price-to-earnings ratio, price-to-book ratio, enterprise value-to-EBITDA ratio, cash flow trends or dividend payment history and projections) determined by the adviser to indicate the company is undervalued by the market). For this purpose, a third-party value index is an index developed, calculated, and maintained by a third-party that measures the performance of value stocks.

The Registrant advises that the use of the term “third-party value index” is also employed by the Mid Cap Value Portfolio and the Small Cap Value Portfolio. The Registrant will also revise the disclosure for each listed Portfolio to add the sentence indicated to describe how a “third-party value index” is defined.

11)

Comment: With respect to the Mid Cap Growth Stock Portfolio, please revise the disclosure to explain the lower boundary of the capitalization range for purposes of the Portfolio’s 80% investment policy.

Response: The Registrant will revise the disclosure as follows:

“For purposes of the Portfolio, mid-capitalization companies are those companies with market capitalizations ~~similar to companies inw~~ithin the capitalization range of the Russell MidCap® Growth Index. As of March 31, 2025, this range was approximately [$~~662272~~.60~~4~~ million to $197~~56~~.~~66~~95 billion~~]~~.

12)

Comment: With respect to the Mid Cap Growth Stock Portfolio, the Staff notes the disclosure describing growth companies including that “the company has above-average growth potential.” Please add disclosure to define “above-average growth potential.”

Response: The Registrant will revise the disclosure as follows:

“Growth companies, as defined by the adviser, are those included in a third-party growth index or those that exhibit certain financial characteristics (e.g., a company’s forward and historical earnings growth, or its forward and historical revenue growth) determined by the adviser to indicate the company has above-average growth potential (e.g., sales, revenue, or earnings growth that may outpace peer averages or the overall market).”

The Registrant advises that the use of the term “above-average growth potential” is also employed by the Small Cap Growth Stock Portfolio and the International Growth Portfolio. The Registrant will also revise the disclosure for each listed Portfolio to add the disclosure indicated in the appropriate location.

13)

Comment: With respect to the Index 400 Stock Portfolio, “Exchange-Traded Fund Risk” is included as a Principal Risk of the Portfolio. Please either add corresponding disclosure to the “Principal Investment Strategies” section or remove the identified risk from the “Principal Risks” section.

Response: The Registrant notes that the existing “Principal Investment Strategies” section contains corresponding disclosure describing the Portfolio’s ability to invest in exchange-traded funds, as reproduced below, and accordingly respectfully declines to revise the disclosure in response to this comment.

“The Portfolio may also invest in equity index futures and exchange-traded funds for cash management and liquidity purposes and to help achieve full replication.”

14)

Comment: With respect to the Small Cap Growth Stock Portfolio, please revise the disclosure in the “Principal Investment Strategies” section relating to the Russell 2000® Growth Index as that index is not considered a broad-based index securities market index.

Response: The Registrant will revise the disclosure to indicate that the identified index is not the Portfolio’s broad-based securities market index as follows:

“The Portfolio is structured so that its sector weights are generally similar to those of the Russell 2000® Growth Index, ~~the Portfolio’s benchmark~~an index that aligns with the Portfolio’s strategy.”

15)

Comment: With respect to the International Growth Portfolio, please delete the references to American Depositary Receipts and American Depositary Shares from the description of countries outside the United States.

Response: The Registrant will make the requested change.

16)

Comment: With respect to the Long-Term U.S. Government Bond Portfolio, please supplementally explain the inclusion of the line item in the fee table for “Interest Expense.” Please also confirm that the Portfolio’s interest expense is not counted twice in the calculation of Total Annual Portfolio Operating Expenses.

Response: The Registrant notes supplementally that the “Interest Expense” line item relates to the Portfolio’s financing transactions utilizing various U.S. Treasury bonds (i.e., Treasury rolls). Further, the Registrant confirms that the Portfolio’s Total Annual Portfolio Operating Expenses properly accounts for the interest expense, and that the fee table to be submitted in response to Comment #1 will reflect such expense.

17)	Comment: With respect to the Long-Term U.S. Government Bond Portfolio, please add disclosure to describe how “government sponsored enterprises” are defined.

Response: The Registrant will revise the disclosure as follows:

“Normally, the Portfolio invests at least 80% of net assets (plus any borrowings for investment purposes) in debt securities that are issued or guaranteed by the U.S. Government, its agencies or government sponsored enterprises (“U.S. Government Securities”). Government sponsored enterprises include, for example, the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corp. (Freddie Mac), the Federal Home Loan Bank (FHLB), the Farm Credit System (FCS) and the Federal Agricultural Mortgage Corp. (Farmer Mac).

18)

Comment: With respect to the Long-Term U.S. Government Bond Portfolio, please revise the disclosure relating to the 80% investment policy to indicate that derivatives will be used to provide exposure to U.S. Government debt securities.

Response: The Registrant will revise the disclosure as follows:

“U.S. Government Securities may be represented by forwards or derivatives such as options, futures contracts or interest rate swap agreements (to take a position on interest rates moving either up or down) that provide exposure to U.S. Government Securities.”

19)

Comment: With respect to the Long-Term U.S. Government Bond Portfolio, please revise the disclosure regarding investing all of its assets in derivatives instruments to clarify that such investments are subject to the Portfolio’s 80% investment policy.

Response: The Registrant will revise the disclosure as follows:

“The Portfolio may invest all of its assets in derivative instruments, such as options, futures contracts or interest rate swap agreements (to take a position on interest rates moving either up or down), or in mortgage- or asset-backed securities, subject to the Portfolio’s objective and the Fund’s policies including the 80% investment policy.

20)

Comment: With respect to the Inflation Managed Portfolio, please revise the footnote to the fee table (i) to indicate that the termination date of the fee waiver agreement is at least one year from the effective date of the Registration Statement and (ii) disclose who can terminate the fee waiver agreement.

Response: The Registrant confirms that (i) the date disclosed will be at least one year from the effective date of the Registration Statement and (ii) disclosure will be added (and included in the fee table delivered in response to Comment #1) to note that the fee waiver agreement may be terminated prior to the termination date only by the Board of Directors.

21)

Comment: With respect to the Inflation Managed Portfolio, please add risk factors to address the risks associated with the Portfolio’s investments in collateralized mortgage obligations, foreign currency, and forward foreign currency exchange contracts.

Response: The Registrant will add risk factors to the “Principal Risks” section to address the risks associated with investments in foreign currency and forward foreign currency exchange contracts as requested. The Registrant notes supplementally that the existing risk factor “Mortgage- and Asset-Backed Securities Risk” addresses the risks associated with collateralized mortgage obligations.

22)

Comment: With respect to the Inflation Managed Portfolio, the Staff notes that “Emerging Markets Risk” includes disclosure related to investing in China. Please either delete this disclosure or, if investing in China is a principal investment strategy of the Portfolio, add related disclosure to the “Principal Investment Strategies” section.

Response: The Registrant confirms supplementally that investing in China is not a principal investment strategy and will delete the applicable principal risk disclosure.

23)

Comment: With respect to the Multi-Sector Bond Portfolio, please supplementally confirm that any derivatives instruments counted toward complying with the Portfolio’s 80% investment policy will have economic characteristics that are similar to the debt securities included in the 80% policy.

Response: The Registrant confirms supplementally that any derivatives instruments counted toward complying with the Portfolio’s 80% investment policy will have economic characteristics that are similar to the debt securities included in the 80% policy.

24)	Comment: With respect to the Multi-Sector Bond Portfolio, please delete “LIBOR Transition Risk” from the “Principal Risks” section.

Response: The Registrant will make the requested deletion.

25)

Comment: The Staff notes that each of the Active/Passive Balanced Portfolio’s and Active/Passive Moderate Portfolio’s “Principal Investment Strategies” disclosure does not reflect the “active/passive” terminology in each Portfolio’s name. Please either remove this term or add disclosure to the Principal Investment Strategies to appropriately reflect this name.

Response: The Registrant will add disclosure to Portfolio’s “Principal Investment Strategies” section as follows:

The Portfolio is one of the Northwestern Mutual Series Fund, Inc. Allocation Portfolios (Active/Passive Allocation Suite) and operates primarily as a “fund of funds.” The Portfolio invests in a combination of both actively managed and passive (i.e., index- tracking) underlying Portfolios of Northwestern Mutual Series Fund, Inc. (each, an

“Underlying Portfolio”) and exchange-traded funds (“ETFs”) which are not portfolios of Northwestern Mutual Series Fund, Inc.

26)	Comment: With respect to the Active/Passive Moderate Portfolio, please explain what “moderate” means as it relates to the Portfolio’s principal investment strategy.

Response: The Registrant will add the following disclosure to the Portfolio’s principal investment strategy:

“As an ‘moderate’ Portfolio, the adviser will allocate the Portfolio’s assets to a combination of underlying funds that is expected to have a higher level of investment risk relative to the a ‘conservative’ or ‘balanced’ fund and lower investment risk relative to an ‘aggressive’ fund. The Portfolio is designed primarily for investors comfortable with volatility associated with seeking the growth potential of equities, but who also seek some income potential from bonds.

The Registrant believes that the changes and modifications set forth in this correspondence are responsive to and adequately address the comments provided by the Staff.

Additionally, the Registrant is noting for the Staff a revision it intends to include in the “Principal Investment Strategies” disclosure for the Small Cap Value Portfolio. In finalizing the disclosure related to the Portfolio’s newly adopted investment policy of normally investing at least 80% of net assets (plus any borrowings for investment purposes) in securities of small-capitalization value companies, the Portfolio’s sub-adviser has identified financial characteristics it may use to determine what constitutes a “value” company. Accordingly, the Registrants intends to revise the Small Cap Value Portfolio’s disclosure as set forth below:

“Value companies, as defined by the adviser, are those included in a third-party value index or those that exhibit certain financial characteristics (e.g., price-to-earnings ratio, price-to-book ratio, enterprise value-to-sales ratio, or cash flow trends) determined by the adviser to indicate the company is undervalued by the market.”

The Registrants notes that this disclosure is consistent with the disclosure already included in the “Principal Investment Strategies” of the Registrant’s “Growth” and “Value” Portfolios.

Please call the undersigned at (414) 665-4305, Dave Kennedy at (414) 665-6437, or Joseph Destache at (414) 665-2757, with any questions or comments about this filing.

Regards,

/s/ Michael J. Murphy

Michael J. Murphy Assistant General Counsel
The Northwestern Mutual Life Insurance Company